FOR IMMEDIATE RELEASE

BROOKFIELD OFFICE PROPERTIES TO COMMENCE $200-MILLION REDEVELOPMENT OF 450 WEST 33RD STREET

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New Glass Skin and Street-Front Retail Designed by Joshua Prince-Ramus of REX

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Property to be Integrated into 7-Million-Square-Foot

Manhattan West Development

NEW YORK, NY, February 10, 2014 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced a highly anticipated new component of its Manhattan West development, currently under construction in the Hudson Yards district one block west of Penn Station and across the street from the new Moynihan Station. A $200-million redevelopment of the adjacent 450 West 33rd Street office building, to be known as Five Manhattan West, will modernize and fully integrate the 1.8-million-square-foot building through an exterior recladding and interior renovation program.

“Manhattan West is a vital mixed-use real estate development and the redeveloped 450 West 33rd Street gives the urban campus even greater depth and diversity,” said Dennis Friedrich, chief executive officer of Brookfield Office Properties. “The building’s unique mix of high ceilings and large, open floorplates are especially attractive to companies seeking this type of collaborative, ‘loft-like’ space.”

The architectural firm REX designed the redevelopment of Five Manhattan West, including a new pleated glass façade which will create floor-to-ceiling windows on every floor, maximizing daylight penetration while reducing solar gain through geometric 'self-shading.' The interior program includes a redesigned lobby, upgraded and expanded elevators, and enhanced HVAC and other mechanical systems. New retail storefronts will provide a welcoming streetscape. The renovation is expected to be completed in 2016.

“We believe that maximizing the potential of our urban cores’ existing vitality and infrastructure must be the basis for any definition of sustainability,” commented Joshua Prince-Ramus, Principal at REX. “We are therefore thrilled to be involved with the repositioning of this significant, 44-year-old Manhattan landmark adjacent to Penn Station and at the heart of several major developments in Midtown.”

Mr. Prince-Ramus has been credited as one of the “5 greatest architects under 50” by The Huffington Post, one of the world’s most influential young architects by Wallpaper*, one of the twenty most influential players in design by Fast Company, and listed among “The 20 Essential Young Architects” by ICON magazine.

450 West 33rd Street was acquired by Brookfield in 2011. It is one of only eight office buildings in Manhattan to offer more than 100,000 square feet of contiguous space on a single floor. The property's footprint stretches from West 31st to West 33rd Streets, taking up a half block between Dyer & 10th Avenues. In addition, the numerous loading bays provide the opportunity to create a private entrance for tenants.

The five-acre Manhattan West campus will also include two new premium-grade office towers, a luxury residential tower, retail and a two-acre park. Located steps away from the High Line, it also will feature a boutique six-star hotel, health and fitness facilities, rooftop gardens and multiple restaurants and cafes.

A team led by Bruce Mosler and Josh Kuriloff of Cushman & Wakefield is the exclusive leasing agent for office space at Manhattan West, including 450 West 33rd Street.

Brookfield kicked off development at Manhattan West in January 2013 with the construction of a platform scheduled to be completed in late 2014.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 114 properties totaling 85 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

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Media Contacts:

Melissa Coley, VP, Investor Relations & Communications

Melissa.coley@broofkield.com / Tel: 212.417.7488

Cristyne Nicholas, CEO of Nicholas & Lence Communications

Cristyne@nicholaslence.com / Tel: 212.938.0002

Shin-Jung Hong, Assistant VP of Nicholas & Lence Communications

ShinJung@nicholaslence.com / Tel: 212.938.0005